UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109
1.	NAME OF REPORTING PERSON CD&R BOULDER HOLDINGS, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 24,015,591[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,015,591[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,015,591[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.36%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	The total number of shares of common stock, par value $0.01 per share (the “Common Shares”), reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R Boulder Holdings, L.P. (“CD&R Holdings”), and (ii) 14,320,972 Common Shares. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

[2]	CD&R Holdings’ voting percentage is 30.36%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 79,102,016 (calculated by adding the 69,407,397 Common Shares outstanding as of January 31, 2021, as reported in the Issuer’s Form 10-Q, filed February 9, 2021, plus the number of Common Shares described in clause (i) of footnote (1) above).

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CUSIP No. 073685109
1.	NAME OF REPORTING PERSON CD&R INVESTMENT ASSOCIATES IX, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 24,015,591[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,015,591[1]
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,015,591[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.36%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	The total number of Common Shares reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings, and (ii) 14,320,972 Common Shares. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

[2]	CD&R Holdings’ voting percentage is 30.36%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 79,102,016 (calculated by adding the 69,407,397 Common Shares outstanding as of January 31, 2021, as reported in the Issuer’s Form 10-Q, filed February 9, 2021, plus the number of Common Shares described in clause (i) of footnote (1) above).

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EXPLANATORY NOTE

PREAMBLE

This Amendment No. 6 amends the Statement on Schedule 13D initially filed on January 2, 2018 with the Securities and Exchange Commission and amended on November 21, 2018, March 14, 2019, June 28, 2019, September 25, 2019 and February 24, 2021 (as amended, the “Schedule 13D”) by (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety in the form attached hereto and incorporated by reference herein.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

On April 29, 2021, CD&R Holdings acquired from CS 563,611 Common Shares for a total acquisition price of $30,000,000.00, pursuant to the Second Agreement. CD&R Holdings funded the acquisition with cash dividends on the Preferred Shares received during the period beginning January 2020 through January 2021.

ITEM 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i) and (c) in their entirety and replacing them as follows.

(a)         (i)      CD&R Holdings is the beneficial owner of 24,015,591 Common Shares on an as-converted basis. 9,694,619 of such Common Shares are issuable upon conversion (based on an initial conversion price of $41.26, as adjusted), at the option of the holder, of the 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings. 314,400, 5,609,763, 4,625,998, 3,207,200 and 563,611 of such Common Shares were acquired by CD&R Holdings on August 9, 2018, March 11, 2019, June 28, 2019, September 25, 2019 and April 29, 2021, respectively, and are, as of the date hereof, held directly by CD&R Holdings. Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 30.36% of the voting power of the Issuer, based on (x) an initial conversion price of $41.26 with respect to the Preferred Shares and (y) 69,407,397 Common Shares outstanding as of January 31, 2021, as reported in the Issuer’s Form 10-Q, filed February 9, 2021.

(c)         The 563,611 Common Shares acquired by CD&R Holdings on April 29, 2021 pursuant to the Second Agreement were acquired at a price per share equal to $53.2282.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2021

CD&R BOULDER HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd., its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R INVESTMENT ASSOCIATES IX, LTD.

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

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SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Richard J. Schnall	Mr. Schnall is an officer of CD&R Investment Associates IX, Ltd.	United States of America

David A. Novak	Mr. Novak is an officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America
Rima Simson	Ms. Simson is an officer of CD&R Investment Associates IX, Ltd.	United States of America
Jessie Pamas	Ms. Pamas is an officer of CD&R Investment Associates IX, Ltd.	United States of America

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